                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                (Rule 13d-102)

           Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                            Beyond.com Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   08860E101
                        ------------------------------
                                 (CUSIP Number)


                              September 11, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                    -----------------------
  Cusip No 0886E101                   13G                    Page 2 of 18 pages
---------------------                                    -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Citadel Limited Partnership
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois limited partnership
             U.S.A.
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                   0
      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY           $20,700,000 in principal amount of 10 7/8 Convertible
                             Notes (convertible into 3,926,006 shares of Common
     OWNED BY                Stock)/1/2/
                          280,218 shares of Common Stock
                          $2,000 in principal amount of 7 1/4 Convertible Notes
                             (convertible into 109 shares of Common Stock)/3/
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
    REPORTING                    0
      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH               See Row 6 above.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      CERTAIN SHARES*/2/                                           [X]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 10.0% as of the date of filing of this statement./2/ (Based on 38,137,210 shares of Common Stock issued and outstanding as of July 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes and 7 1/4 Convertible Notes referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                      PN; HC
------------------------------------------------------------------------------

/1/ The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/ Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

/3/ The 7 1/4 Convertible Notes accrue interest at a rate of 7 1/4% per annum from the date of issuance on June 1 and December 1 of each year. See Footnote 1 in Item 4.

---------------------                                    -----------------------
  Cusip No 0886E101                   13G                    Page 3 of 18 pages
---------------------                                    -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name GLB Partners, L.P.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware limited partnership
             U.S.A.
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                   0
      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY           $20,700,000 in principal amount of 10 7/8 Convertible
                             Notes (convertible into 3,926,006 shares of Common
     OWNED BY                Stock)/1/2/
                          280,818 shares of Common Stock
                          $2,000 in principal amount of 7 1/4 Convertible Notes
                             (convertible into 109 shares of Common Stock)/3/
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
    REPORTING                    0
      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH               See Row 6 above.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      CERTAIN SHARES*/2/                                           [X]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 10.0% as of the date of filing of this statement./2/ (Based on 38,137,210 shares of Common Stock issued and outstanding as of July 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes and 7 1/4 Convertible Notes referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                      PN; HC
------------------------------------------------------------------------------

/1/ The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/ Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

/3/ The 7 1/4 Convertible Notes accrue interest at a rate of 7 1/4% per annum from the date of issuance on June 1 and December 1 of each year. See Footnote 1 in Item 4.

---------------------                                    -----------------------
  Cusip No 0886E101                   13G                    Page 4 of 18 pages
---------------------                                    -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware limited liability company
             U.S.A.
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                   0
      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY           $20,700,000 in principal amount of 10 7/8 Convertible
                             Notes (convertible into 3,926,006 shares of Common
     OWNED BY                Stock)/1/2/
                          280,218 shares of Common Stock
                          $2,000 in principal amount of 7 1/4 Convertible Notes
                             (convertible into 109 shares of Common Stock)/3/
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
    REPORTING                    0
      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH               See Row 6 above.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      CERTAIN SHARES*/2/                                           [X]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 10.0% as of the date of filing of this statement./2/ (Based on 38,137,210 shares of Common Stock issued and outstanding as of July 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes and 7 1/4 Convertible Notes referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                      OO; HC
------------------------------------------------------------------------------

/1/ The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/ Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

/3/ The 7 1/4 Convertible Notes accrue interest at a rate of 7 1/4% per annum from the date of issuance on June 1 and December 1 of each year. See Footnote 1 in Item 4.

---------------------                                    -----------------------
  Cusip No 0886E101                   13G                    Page 5 of 18 pages
---------------------                                    -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Kenneth Griffin
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. Citizen
             U.S.A.
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                   0
      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY           $20,700,000 in principal amount of 10 7/8
     OWNED BY                Convertible Notes (convertible into
                             3,926,006 shares of Common Stock)/1/2/
                          280,218 shares of Common Stock
                          $2,000 in principal amount of 7 1/4 Convertible Notes
                             (convertible into 109 shares of Common
                             Stock)/3/
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
    REPORTING                    0
      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH               See Row 6 above.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      CERTAIN SHARES*/2/                                           [X]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 10.0% as of the date of filing of this statement./2/ (Based on 38,137,210 shares of Common Stock issued and outstanding as of July 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes and 7 1/4 Convertible Notes referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                      IN
------------------------------------------------------------------------------

/1/ The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/ Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

/3/ The 7 1/4 Convertible Notes accrue interest at a rate of 7 1/4% per annum from the date of issuance on June 1 and December 1 of each year. See Footnote 1 in Item 4.

---------------------                                    -----------------------
  Cusip No 0886E101                   13G                    Page 6 of 18 pages
---------------------                                    -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Citadel Trading Group, L.L.C.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware limited liability company
             U.S.A.
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                   0
      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY           $20,700,000 in principal amount of 10 7/8 Convertible
                             Notes (convertible into 3,926,006 shares of Common
     OWNED BY                Stock)/1/2/
                          280,218 shares of Common Stock
                          $2,000 in principal amount of 7 1/4 Convertible Notes
                             (convertible into 109 shares of Common Stock)/3/
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
    REPORTING                    0
      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH               See Row 6 above.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      CERTAIN SHARES*/2/                                           [X]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 10.0% as of the date of filing of this statement./2/ (Based on 38,137,210 shares of Common Stock issued and outstanding as of July 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes and 7 1/4 Convertible Notes referred to in Row
      6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                      OO
------------------------------------------------------------------------------

/1/ The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/ Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

/3/ The 7 1/4 Convertible Notes accrue interest at a rate of 7 1/4% per annum from the date of issuance on June 1 and December 1 of each year. See Footnote 1 in Item 4.

---------------------                                    -----------------------
  Cusip No 0886E101                   13G                    Page 7 of 18 pages
---------------------                                    -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Wellington Partners Limited Partnership
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois limited partnership
             U.S.A.
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                   0
      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY           $20,700,000 in principal amount of 10 7/8 Convertible
     OWNED BY                Notes (convertible into 3,926,006 shares of Common
                             Stock)/1/2/
                          280,218 shares of Common Stock
                          $2,000 in principal amount of 7 1/4 Convertible Notes
                             (convertible into 109 shares of Common Stock)/3/
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
    REPORTING                    0
      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH               See Row 6 above.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      CERTAIN SHARES*/2/                                           [X]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 10.0% as of the date of filing of this statement./2/ (Based on 38,137,210 shares of Common Stock issued and outstanding as of July 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes and 7 1/4 Convertible Notes referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                      PN; HC
------------------------------------------------------------------------------

/1/ The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/ Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

/3/ The 7 1/4 Convertible Notes accrue interest at a rate of 7 1/4% per annum from the date of issuance on June 1 and December 1 of each year. See Footnote 1 in Item 4.

---------------------                                    -----------------------
  Cusip No 0886E101                   13G                    Page 8 of 18 pages
---------------------                                    -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Olympus Securities, Ltd.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Bermuda company
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                   0
      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY           $20,700,000 in principal amount of 10 7/8 Convertible
                             Notes (convertible into 3,926,006 shares of Common
     OWNED BY                Stock)/1/2/
                          280,218 shares of Common Stock
                          $2,000 in principal amount of 7 1/4 Convertible Notes
                             (convertible into 109 shares of Common Stock)/3/
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
    REPORTING                    0
      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH               See Row 6 above.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      CERTAIN SHARES*/2/                                           [X]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 10.0 as of the date of filing of this statement./2/ (Based on 38,137,210 shares of Common Stock issued and outstanding as of July 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes and 7 1/4 Convertible Notes referred to in Row
      6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                      CO
------------------------------------------------------------------------------

/1/ The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/ Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

/3/ The 7 1/4 Convertible Notes accrue interest at a rate of 7 1/4% per annum from the date of issuance on June 1 and December 1 of each year. See Footnote 1 in Item 4.

---------------------                                    -----------------------
  Cusip No 0886E101                   13G                    Page 9 of 18 pages
---------------------                                    -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Aragon Investments, Ltd.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Bermuda company
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                   0
      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY           $20,700,000 in principal amount of 10 7/8 Convertible
     OWNED BY                Notes (convertible into 3,926,006 shares
                             of Common Stock)/1/2/
                          280.218 shares of Common Stock
                          $2,000 in principal amount of 7 1/4 Convertible Notes
                             (convertible into 109 shares of Common Stock)/3/
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
    REPORTING                    0
      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH               See Row 6 above.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      CERTAIN SHARES*/2/                                           [X]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 10.0% as of the date of filing of this statement./2/ (Based on 38,137,210 shares of Common Stock issued and outstanding as of July 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes and 7 1/4 Convertible Notes referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                      CO
------------------------------------------------------------------------------

/1/ The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/ Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

/3/ The 7 1/4 Convertible Notes accrue interest at a rate of 7 1/4% per annum from the date of issuance on June 1 and December 1 of each year. See Footnote 1 in Item 4.

---------------------                                    -----------------------
  Cusip No 0886E101                   13G                   Page 10 of 18 pages
---------------------                                    -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Kensington Global Strategies Fund, Ltd.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Bermuda company
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                   0
      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY           $20,700,000 in principal amount of 10 7/8 Convertible
     OWNED BY                Notes (convertible into 3,926,006 shares of Common
                             Stock)/1/2/
                          280,218 shares of Common Stock
                          $2,000 in principal amount of 7 1/4 Convertible Notes
                             (convertible into 109 shares of Common Stock/3/
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
    REPORTING                    0
      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH               See Row 6 above.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      CERTAIN SHARES*/2/                                           [X]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 10.0% as of the date of filing of this statement./2/ (Based on 38,137,210 shares of Common Stock issued and outstanding as of July 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes and 7 1/4 Convertible Notes referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                      CO; HC
------------------------------------------------------------------------------

/1/ The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/ Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

/3/ The 7 1/4 Convertible Notes accrue interest at a rate of 7 1/4% per annum from the date of issuance on June 1 and December 1 of each year. See Footnote 1 in Item 4.

---------------------                                    -----------------------
  Cusip No 0886E101                   13G                   Page 11 of 18 pages
---------------------                                    -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Jackson Investment Fund, Ltd.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Cayman Islands company
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                   0
      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY           $20,700,000 in principal amount of 10 7/8 Convertible
     OWNED BY                Notes (convertible into 3,926,006 shares of Common
                             Stock)/1/2/
                          280,218 shares of Common Stock
                          $2,000 in principal amount of 7 1/4 Convertible Notes
                             (convertible into 109 shares of Common Stock)/3/
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER
    REPORTING                    0
      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH               See Row 6 above.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      CERTAIN SHARES*/2/                                           [X]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 10.0% as of the date of filing of this statement./2/ (Based on 38,137,210 shares of Common Stock issued and outstanding as of July 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes and 7 1/4 Convertible Notes referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                      CO
------------------------------------------------------------------------------

/1/ The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/ Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

/3/ The 7 1/4 Convertible Notes accrue interest at a rate of 7 1/4% per annum from the date of issuance on June 1 and December 1 of each year. See Footnote 1 in Item 4.

-----------------------                                    ---------------------
 Cusip No. 08860E101                13G                     Page 12 of 18 Pages
----------------------                                     ---------------------

Item 1(a)  Name of Issuer:   BEYOND.COM CORPORATION

     1(b)  Address of Issuer's Principal Executive Offices:

                    3200 Patrick Henry Drive
                    Santa Clara, California 95054

Item 2(a)  Name of Person Filing
Item 2(b)  Address of Principal Business Office
Item 2(c)  Citizenship

                    Citadel Limited Partnership
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Illinois limited partnership

                    GLB Partners, L.P.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Delaware limited partnership

                    Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Delaware limited liability company

                    Kenneth Griffin
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    U.S. Citizen

                    Citadel Trading Group, L.L.C.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Delaware limited liability company

                                 Page 12 0f 18

----------------------                                          ----------------
 Cusip No. 08860E101                  13G                        Page 13 of 18
----------------------                                          ----------------


                    Wellington Partners Limited Partnership
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Illinois limited partnership

                    Olympus Securities, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Bermuda company

                    Aragon Investments, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Bermuda company

                    Kensington Global Strategies Fund, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Bermuda company

                    Jackson Investment Fund Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Cayman Islands company

   2(d)  Title of Class of Securities:

                    Common Stock, par value $0.001 per share

   2(e)  CUSIP Number:  08860E101.

-----------------------                                  -----------------------
 Cusip No. 08860E101                 13G                     Page 14 of 18 Pages
-----------------------                                  -----------------------

Item 3   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:


         (a)     [__]   Broker or dealer registered under Section 15 of the
                        Exchange Act;

         (b)     [__]   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)     [__]   Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;

         (d)     [__]   Investment company registered under Section 8 of the
                        Investment Company Act;

         (e)     [__]   An investment adviser in accordance with Rule 13d-
                        1(b)(1)(ii)(E);

         (f)     [__]   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

         (g)     [__]   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(ii)(G);

         (h)     [__]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

         (i)     [__]   A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act;

         (j)     [__]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.
         [X]

Item 4   Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
CITADEL TRADING GROUP, L.L.C.
WELLINGTON PARTNERS LIMITED PARTNERSHIP
OLYMPUS SECURITIES, LTD.
ARAGON INVESTMENTS, LTD.
KENSINGTON GLOBAL STRATEGIES FUND, LTD.
JACKSON INVESTMENT FUNDS LTD.

---------------------                                      ---------------------
 Cusip No. 08860E101                   13G                  Page 15 of 18 Pages
---------------------                                      ---------------------

   (a)  Amount beneficially owned:

$20,700,000 in principal amount of Convertible Notes (convertible into 3,926,006 shares of Common Stock)./1/
$2,000 in principal amount of Convertible Notes (convertible into 109 shares of Common Stock)./1/2
280,818 shares of Common Stock.

   (b)  Percent of Class:

Approximately 10.0% as of the date of filing of this statement./1/ (Based on 38,137,210 shares of Common Stock issued and outstanding as of July 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes and 7 1/4 convertible notes referred to in item (a) above.)

   (c)  Number of shares as to which such person has:

        (i)    sole power to vote or to direct the vote:

                     0

        (ii)   shared power to vote or to direct the vote:

               See item (a) above.

        (iii)  sole power to dispose or to direct the disposition of:

                     0

        (iv)   shared power to dispose or to direct the disposition of:

               See item (a) above.

/1/The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from September 11, 2000, payable in cash or shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), at the Company's option, on June 1 and December 1 of each year. As of September 25, 2000, the
10 7/8 Convertible Notes had accrued interest of approximately $86,405. If the Company elects to pay the interest payment in shares of Common stock, the Common Stock will be valued at 90% of the average of the closing prices for the five trading days immediately preceding the second trading day prior to the interest payment date (every June 1 and December 1) for which interest will be paid in shares of Common Stock.

The 7 1/4 Convertible Notes accrue interest at a rate of 7 1/4% per annum from November 17, 1998, payable in cash on June 1 and December 1 of each year. As of September 25, 2000 the 7 1/4 Convertible Notes had accrued interest of approximately $46 since June 1, 2000.

---------------------                                      ---------------------
 Cusip No. 08860E101                   13G                  Page 16 of 18 Pages
---------------------                                      ---------------------

The securities reported herein include (i) 280,818 shares of Common Stock,
(ii) shares of Common Stock that the Reporting Persons may acquire in the future through the conversion of $20,700,000 in principal amount of the Company's 10 7/8 Convertible Notes due December 1, 2003 which may be converted by the Reporting Persons, at any time prior to the close of business on December 1, 2003, into shares of Common Stock at the conversion price equal to $2.875, subject to adjustment upon certain dilutive events and (iii) shares of Common Stock that the Reporting Persons may acquire in the future through the conversion of $2,000 in principal amount of the Company's 7 1/4 Convertible Notes due December 1, 2003 which may be converted by the Reporting Persons, at any time prior to the close of business on December 1, 2003, into shares of Common Stock at the conversion price equal to $18.34, subject to adjustments upon certain dilutive events. The 10 7/8 Convertible Notes were issued on September 11, 2000 and the 7 1/4 Convertible Notes we issued on November 17, 1998.

Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Persons cannot be the "beneficial owners" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5   Ownership of Five Percent or Less of a Class:
                         Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
                         Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                         See Item 2 above.

Item 8   Identification and Classification of Members of the Group:
                         Not Applicable.

Item 9   Notice of Dissolution of Group:
                         Not Applicable.

Item 10  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

---------------------                                      ---------------------
 Cusip No. 08860E101                   13G                  Page 17 of 18 Pages
---------------------                                      ---------------------


   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 25/nd/ day of September, 2000   /s/ Kenneth Griffin
                                          ------------------------------------
                                          Kenneth Griffin

CITADEL LIMITED PARTNERSHIP               CITADEL INVESTMENT GROUP, L.L.C.


By: GLB Partners, L.P.,                   By: /s/ Kenneth Griffin
                                             ---------------------------------
    its General Partner                       Kenneth Griffin, President


By: Citadel Investment Group, L.L.C.,
    its General Partner                   OLYMPUS SECURITIES, LTD.

By: /s/ Kenneth Griffin                   By: Citadel Limited Partnership,
   -----------------------------------
    Kenneth Griffin, President                its Trading Manager


GLB PARTNERS, L.P.                        By: GLB Partners, L.P.,
                                              its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner                   By: Citadel Investment Group, L.L.C.,
                                              its General Partner

By: /s/ Kenneth Griffin
   -----------------------------------
    Kenneth Griffin, President            By: /s/ Kenneth Griffin
                                             ---------------------------------
                                              Kenneth Griffin, President


CITADEL TRADING GROUP, L.L.C.             ARAGON INVESTMENTS, LTD.

By: Citadel Limited Partnership,          By: Citadel Limited Partnership,
    its Managing Member                       its Trading Manager

By: GLB Partners, L.P.,                   By: GLB Partners, L.P.,
    its General Partner                       its General Partner

By: Citadel Investment Group, L.L.C.,     By: Citadel Investment Group, L.L.C.,
    its General Partner                       its General Partner

By: /s/ Kenneth Griffin                   By: /s/ Kenneth Griffin
   -----------------------------------       ---------------------------------
    Kenneth Griffin, President                Kenneth Griffin, President

                                 Page 17 0f 18

---------------------                                      ---------------------
 Cusip No. 08860E101                   13G                  Page 18 of 18 Pages
---------------------                                      ---------------------


KENSINGTON GLOBAL STRATEGIES
FUND, LTD.

By: Citadel Limited Partnership,
    its Trading Manager

By: GLB Partners, L.P.,
    its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
   --------------------------------------
    Kenneth Griffin, President


JACKSON INVESTMENT FUND LTD.

By: Citadel Limited Partnership,
    its Trading Manager

By: GLB Partners, L.P.,
    its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
   --------------------------------------
    Kenneth Griffin, President


WELLINGTON PARTNERS LIMITED
PARTNERSHIP

By: Citadel Limited Partnership,
    its General Partner

By: GLB Partners, L.P.,
    its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
   --------------------------------------
    Kenneth Griffin, President

                                 Page 18 of 18